

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2016

Via E-mail
Jennifer Chaloemtiarana, Esq.
General Counsel
Castlight Health, Inc.
Two Rincon Center
121 Spear Street, Suite 300
San Francisco, CA 94105

    Re: **Castlight Health, Inc.**
           Schedule TO-I
           Filed January 12, 2016
           File No. 005-88076

Dear Ms. Chaloemtiarana:

    We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

    Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

    After reviewing any amendment to the filing and the information you provide in response to these comments, we may have additional comments.

General

1.   It appears that the only means for security holders to tender and withdraw securities is by making an online election. While disclosure indicates that a paper election form may be sent to a designated email address if the offer website is unavailable due to technical failures, there is no alternate means of tendering and withdrawing securities for eligible employees who may not have Internet access or who may be unable to access the Internet at a given point in time prior to the expiration date. Please revise the offer accordingly, or advise.

Determination of Validity; Rejection of Options; Waiver of Defects …, page 14

2.   Disclosure indicates that the company's determinations are "final and binding." Please revise to clarify that security holders may challenge the company's determinations in a

court of competent jurisdiction. Please make corresponding revisions anywhere else in the offer document where this language appears.

<u>Acceptance of Options for Exchange and Issuance of New Option Awards, page 15</u>

3.   Disclosure indicates that employees will not be able to exercise the New Option Awards until their Charles Schwab account is updated, which will occur "[p]romptly following the Expiration Date and the Replacement Grant Date (but in no event more than ten business days from such dates)." Please provide an analysis of how this process complies with the prompt payment requirement under Rule 13e-4(f)(5).

<u>Interests of Directors and Officers …, page 19</u>

4.   Please revise to provide the information required by Item 1008(a) of Regulation M-A for each person named in response to Item 1003 of Regulation M-A.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (202) 551-3589 if you have any questions regarding these comments.

Sincerely,

/s/ Tiffany Piland Posil

Tiffany Piland Posil
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
        Matthew S. Rossiter, Esq.
        Robert A. Freedman, Esq.
        Fenwick & West LLP